Exhibit 99.3

RRsat Global Communications Network Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of September 30, 2014 (Unaudited)

Index to the Interim Condensed Consolidated Financial Statements as of September 30, 2014 (unaudited)

The Board of Directors
RRSat Global Communications Network Ltd.

Dear Sirs,

Review of the unaudited interim consolidated as of September 30, 2014 and financial statements for the nine-month and three-month periods ended September 30, 2014

Introduction

We have reviewed the accompanying financial information of RRsat Global Communications Network Ltd and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of September 30, 2014 and the related statements of income, changes in  equity and comprehensive income and cash flows for the  nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Sincerely yours,

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel-Aviv, Israel
 November 3, 2014

RRsat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	September 30	December 31
	2014	2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$14,333	$14,165
Marketable securities and short term investments	9,190	9,998
Accounts receivable:
Trade,(net of provision for doubtful accounts of
$6,411 and $6,938 as of September 30, 2014 and
December 31, 2013, respectively)	23,611	20,731
Other	1,624	2,163
Deferred taxes	2,580	2,095
Prepaid expenses	2,913	2,868

Total current assets	54,251	52,020

Long-term prepaid expenses	2,938	3,045
Long-term land lease prepaid expenses	7,416	7,469
Assets held for employee severance payments	2,070	2,120
Fixed assets, net	45,531	46,444
Goodwill	11,526	11,277
Intangible assets, at cost, less accumulated amortization	5,891	6,203

Total long term assets	75,372	76,558
Total assets	$129,623	$128,578

Avi Cohen	Shmuel Koren
CEO	CFO
November 3, 2014

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	September 30	December 31
	2014	2013
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$18,371	$17,181
Other	5,209	4,815
Deferred income	4,848	6,037

Total current liabilities	28,428	28,033

Long-term liabilities
Deferred income	9,075	9,076
Liability in respect of employee severance payments	2,807	2,854
Contingent consideration in respect of acquisition	4,030	3,820
Deferred taxes	4,288	4,312

Total long-term liabilities	20,200	20,062

Total liabilities	48,628	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of September 30, 2014 and December 31, 2013. 17,396,735 shares issued and fully paid as of September 30, 2014, and 17,346,561
as of December 31, 2013)	41	40
Additional paid in capital	54,399	53,879
Retained earnings	27,107	25,723
Accumulated other comprehensive income (loss)	(411)	841

Total shareholders’ equity	81,136	80,483

Non-controlling interest	(141)	-

Total equity	80,995	80,483

Total liabilities and equity	$129,623	$128,578

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$98,424	$89,318	$33,070	$30,575	$121,795

Cost of revenues	76,237	67,416	25,813	23,087	92,313

Gross profit	22,187	21,902	7,257	7,488	29,482

Operating expenses

Sales and marketing	9,658	6,940	3,384	2,410	9,517

General and administrative	7,462	8,745	2,325	3,546	12,003

Total operating expenses	17,120	15,685	5,709	5,956	21,520

Operating income	5,067	6,217	1,548	1,532	7,962

Financial income
(expenses), net	(361)	(326)	9	(57)	(153)

Income before taxes on
income	4,706	5,891	1,557	1,475	7,809

Income taxes	1,208	1,486	413	374	1,287

Net income	3,498	4,405	1,144	1,101	6,522

Net loss attributable to
non-controlling interest	(141)	-	(24)	-	-
Net income attributable
to shareholders	$3,639	$4,405	$1,168	$1,101	$6,522

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.21	$0.25	$0.07	$0.06	$0.38

Diluted earnings per share	$0.21	$0.25	$0.07	$0.06	$0.37

Weighted average number
of shares used to compute
basic earnings per share	17,358,213	17,346,561	17,381,517	17,346,561	17,346,561

Weighted average number
of shares used to compute
diluted earnings per share	17,627,655	17,625,722	17,603,603	17,630,824	17,571,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands

	Nine months ended		Three months ended		Year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Net income	$3,498	$4,405	$1,144	$1,101	$6,522

Other comprehensive income, net of tax:

Foreign currency translation adjustments	167	71	(580)	71	170
Unrealized change in investment securities,
net of tax effect	(42)	(49)	(37)	19	(58)
Reclassification adjustments for losses (profit)
of investment securities, net of tax effect	17	(62)	2	(11)	(66)

Cash flow hedging derivatives, net of tax
effect	(1,070)	861	(1,064)	402	1,060
Reclassification adjustments for Loss (income)
of hedging derivatives, net of tax effect	(324)	(489)	(64)	(216)	(633)

Total other comprehensive income (loss),
net of tax	(1,252)	332	(1,743)	265	473

Total comprehensive income (loss)	$2,246	$4,737	$(599)	$1,366	$6,995

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity

In thousands, except share data

	Attributable to owners of the Company
	Ordinary shares				Accumulated
			Additional		other	Non-
	Number of		paid-in	Retained	comprehensive	controlling
	shares	Amount	capital	earnings	income (loss)	interest	Total
Nine months ended
September 30, 2014 (unaudited)
Balance as at January 1,2014	17,346,561	$40	$53,879	$25,723	$841	-	$80,483
Stock-based compensation	-	-	521	-	-	-	521
Dividend paid $ 0.06 per share	-	-	-	(1,041)	-	-	(1,041)
Dividend paid $ 0.05 per share	-	-	-	(867)	-	-	(867)
Dividend paid $0.02 per share	-	-	-	(347)	-	-	(347)
Net income	-	-	-	3,639	-	(141)	3,498
Exercise of options	50,174	1	(1)	-	-	-	-
Other comprehensive loss	-	-	-	-	(1,252)	-	(1,252)

Balance as at September 30,
2014 (unaudited)	17,396,735	$41	$54,399	$27,107	$(411)	$(141)	$80,995

Nine months ended
September 30, 2013 (unaudited)

Balance as at January 1, 2013	17,346,561	40	53,312	24,231	368	-	77,951
Stock-based compensation	-	-	424	-	-	-	424
Dividend paid $0.16 per share	-	-	-	(2,775)	-	-	(2,775)
Dividend paid $0.10 per share	-	-	-	(1,735)	-	-	(1,735)
Net income	-	-	-	4,405	-	-	4,405
Other comprehensive income	-	-	-	-	332	-	332

Balance as at September 30,
2013 (unaudited)	17,346,561	40	53,736	24,126	700	-	78,602

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Attributable to owners of the Company
	Ordinary shares				Accumulated
			Additional		other	Non-
	Number of		paid-in	Retained	comprehensive	controlling
	shares	Amount	capital	earnings	Income (loss)	interest	Total
Three months ended September 30, 2014 (unaudited)

Balance as at July 1, 2014	17,346,561	$40	$54,222	$26,286	$1,332	$(117)	$81,763
Stock-based compensation	-	-	178	-	-	-	178
Dividend paid $0.02 per share	-	-	-	(347)	-	-	(347)
Net income	-	-	-	1,168	-	(24)	1,144
Exercise of options	50,174	1	(1)	-	-	-	-
Other comprehensive loss	-	-	-	-	(1,743)	-	(1,743)

Balance as at September 30,
2014 (unaudited)	17,396,735	$41	$54,399	$27,107	$(411)	$(141)	$80,995

Three months ended September 30, 2013 (unaudited)

Balance as at July 1, 2013	17,346,561	40	53,592	24,760	435	-	78,827
Stock-based compensation	-	-	144	-	-	-	144
Dividend paid $0.10 per share	-	-	-	(1,735)	-	-	(1,735)
Net income	-	-	-	1,101	-	-	1,101
Other comprehensive income	-	-	-	-	265	-	265

Balance as at September 30,
2013 (unaudited)	17,346,561	40	53,736	24,126	700	-	78,602

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	income	Total

Balance as of
January 1, 2013 (audited)	17,346,561	40	53,312	24,231	368	77,951

Stock-based compensation	-	-	567	-	-	567
Dividend paid $0.29 per
share	-	-	-	(5,030)	-	(5,030)
Net income	-	-	-	6,522	-	6,522
Other comprehensive income	-	-	-	-	473	473

Balance as of December
31, 2013 (audited)	17,346,561	40	53,879	25,723	841	80,483

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$3,498	$4,405	$1,144	$1,101	$6,522
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	7,381	6,684	2,494	2,390	9,280
Non cash stock-based compensation
expenses	521	424	178	144	567
Provision for doubtful account	1,133	1,527	315	453	2,436
Deferred taxes	42	(120)	(14)	(145)	678
Discount accretion and premium
amortization of available-for-sale
securities, net	(194)	(184)	(49)	(48)	(226)
Income (loss) on sales of available-for-
sale securities	24	(62)	4	(11)	(87)
Changes in liability for employee
severance payments, net	2	(68)	686	(43)	340
Changes in fair value of derivatives	(175)	62	(112)	(46)	110
Profit (loss) from trading securities, net	(22)	(6)	(2)	(7)	(50)
Change in contingent consideration in respect of acquisition	210	-	50	-	-

Changes in assets and liabilities:

Decrease (increase) in account receivable
- trade	(4,816)	(1,693)	(1,254)	(302)	(1,028)
Decrease (increase) in account receivable
- other	(178)	(418)	1,397	1	(451)
Decrease (increase) in prepaid expenses	(75)	410	233	579	14
Decrease (increase) in long-term prepaid
expenses	100	(90)	(625)	11	(880)
Increase (decrease) in account payables	788	3,075	(1,132)	878	4,618
Increase (decrease) in deferred income	(454)	(756)	245	(2,507)	(542)

Net cash provided by operating activities	$7,785	$13,190	$3,558	$2,448	$21,301

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	$(6,206)	$(7,996)	$(1,969)	$(1,420)	$(10,904)
Business combination	-	(7,563)	-	(7,563)	(7,875)
Decrease (increase) in short-term
investments, net	-	1,178	-	(161)	1,339
Investments in securities available-for-sale	(2,976)	(3,912)	(332)	(1,655)	(3,912)
Decrease (increase) in trading securities, net	(29)	(221)	13	(221)	(358)
Proceeds from sale of fixed assets	-	-	-	-	7
Proceeds from securities available- for -sale	3,977	8,086	867	3,689	7,355
Net cash used in investing
activities	$(5,234)	$(10,428)	$(1,421)	$(7,331)	$(14,348)

Cash flows from financing activities
Dividend paid	$(2,255)	$(4,510)	$(347)	$(1,735)	$(5,030)
Net cash used in financing activities	$(2,255)	$(4,510)	$(347)	$(1,735)	$(5,030)

Effect of translation adjustments	(128)	41	(155)	41	109

Increase (decrease) in cash and cash
equivalents	168	(1,707)	1,635	(6,577)	2,032
Balance of cash and cash equivalents
at beginning of period	14,165	12,133	$12,698	17,003	12,133
Balance of cash and cash equivalents
at end of period	$14,333	$10,426	$14,333	$10,426	$14,165

A Non-cash transactions

Investment in fixed assets	-	107	-	107	255

B . Supplementary cash flow information

Income taxes paid, net of refunds	627	1,505	(311)	658	1,755

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RRsat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of presentation and adoption of new account standards

The interim consolidated financial statements as of September 30, 2014, and for the nine months period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2013 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.           Recently issued accounting standards

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017.

Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

D.           Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets: impairment of reporting units containing goodwill, allocation of fair value of assets and liabilities in acquisitions, allowances for doubtful accounts, the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax, uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 - Segments Results

The Company’s segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segments revenues and gross profit are presented below.

The following Tables show components of results of operations by segment:

Nine months ended September 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$8,587	$89,837	$98,424

Gross profit	$1,096	$21,091	$22,187

Sales and marketing			9,658
General and administration			7,462

Operating income			$5,067

Financial expenses, net			(361)

Income before taxes on income			$4,706

Depreciation and amortization	$320	$7,061	$7,381

Nine months ended September 30, 2013 (unaudited):
	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$8,011	$81,307	$89,318

Gross profit	$1,660	$20,242	$21,902

Sales and marketing			6,940
General and administration			8,745

Operating income			$6,217

Financial expenses, net			(326)

Income before taxes on income			$5,891

Depreciation and amortization	$236	$6,448	$6,684

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 - Segments Results (cont’d)

Three months ended September 30, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,877	$30,193	$33,070

Gross profit	$412	$6,845	$7,257

Sales and marketing			3,384
General and administration			2,325

Operating income			$1,548

Financial income, net			9

Income before taxes on income			$1,557

Depreciation and amortization	$80	$2,414	$2,494

Three months ended September 30, 2013 (unaudited):

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,731	$27,844	$30,575

Gross profit	$514	$6,974	$7,488

Sales and marketing			2,410
General and administration			3,546

Operating income			$1,532

Financial income net			(57)

Income before taxes on income			$1,475

Depreciation and amortization	$76	$2,314	$2,390

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 - Segments Results (cont’d)

Year ended December 31, 2013 (audited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$11,038	$110,757	$121,795

Gross profit	$1,952	$27,530	$29,482

Sales and marketing			9,517
General and administration			12,003

Operating income			$7,962

Financial expenses net			(153)

Income before taxes on income			$7,809

Depreciation and amortization	$532	$8,748	$9,280

Revenue by geographic areas

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2014	2013	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

North America	$27,252	$26,987	$9,219	$9,085	$35,520
Europe	41,630	35,805	13,698	12,615	49,962
Asia	11,708	9,892	3,784	3,565	13,655
Israel	6,019	6,898	2,189	2,121	9,165
Middle East (other than Israel)	7,983	6,852	3,002	2,142	8,964
Rest of the world	3,832	2,884	1,178	1,047	4,529

	$98,424	$89,318	$33,070	$30,575	$121,795

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, trade and other receivables and trade and other payables . The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

❖	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
❖	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
❖	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at September 30, 2014 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$672	-	-
Available-for-sale securities:
Corporate debentures	7,883	-	-
US government or government
agencies’ debentures	635	-	-
Fair value of derivatives	-	681	-

Total at September 30, 2014	$9,190	$681	-

Liabilities:
Contingent consideration in respect
of acquisition	-	-	$4,030
Fair value of derivatives	-	1,786	-
at September 30, 2014	-	$1,786	$4,030

Assets and liabilities measured at fair value at December 31, 2013 are summarized below (audited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$622	$-	$-
Available-for-sale securities:
Corporate debentures	8,953	-	-
US government or government
agencies’ debentures	423	-	-
Fair value of derivatives	-	1,369
			-
Total at December 31, 2013	$9,998	$1,369	$-
Liabilities:

Contingent consideration in respect
of acquisition	-	-	3,820
Fair value of derivatives	-	713	-

	$-	$713	$3,820

The fair value calculation of the significant unobservable inputs (level 3) based on five possible scenarios according to the management assumption; each scenario was comprised of a performance indicator and a probability. The company recorded expenses in the amount of $210 in the financial expenses.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At September 30, 2014 (unaudited)

	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(27)	3,253

Total at September 30, 2014 (unaudited)	(27)	3,253

At December 31, 2013 (audited)

	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(57)	4,319

Total at December 31, 2013 (audited)	(57)	4,319

The unrealized losses on investments in U.S. government or government agencies and corporate debt securities were caused mainly by current market conditions. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 - Events in Reporting Period

A.	On March 31, 2014 Viola Group acquired additional 6.6% of the Company's shares from Kardan. Following this transaction Viola Group owns approximately 28.6% of the Company's shares.

B.
On March 5, 2014, the Company’s Board of Directors declared a cash dividend in the amount of $0.06 per ordinary share, and in aggregate amount of approximately $1.0 million. The dividend has been paid on April 9, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 19, 2014.

C.
On May 19, 2014, the Board of Directors declared a cash dividend in the amount of $0.05 per ordinary share, and in the aggregate amount of approximately $870 thousand. The dividend paid on June 18, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on June 2, 2014.

D.
On August 4, 2014, the Board of Directors declared a cash dividend in the amount of $0.02 per ordinary share, and in the aggregate amount of approximately $350 thousand. The dividend paid on September 3, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 18, 2014.

Note 5 - Subsequent Events

A.
On October 19, 2014 the Board of Directors has adopted a new dividend policy pursuant to which, subject to applicable law requirements and the discretion of the Board of Directors from time to time, it shall distribute a fixed dividend to the shareholders at the end of each calendar quarter equal to $0.07 per share.

B.
On October 20, 2014 the Board of Directors approved the change of the company’s name from RRsat Global Communications Network Ltd. or such similar name as determined by the Board of Directors and approved by the Israeli Registrar, and to amend the Articles of Association to reflect the name change.

C.
On October 20, 2014 the Board of Directors authorized a share repurchase program of up to $5 million of ordinary shares. It will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations.

D.
On November 3, 2014, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share, and in the aggregate amount of approximately $1.2 million. The dividend will be payable on December 3, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on November 17, 2014.